SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                   Central European Media Enterprises Ltd.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                  G20045103
                                (CUSIP Number)

                                 June 15, 1998
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 8 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. G20045103                 13G                    Page 2 of 8 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Labrador Partners L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                830,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 830,000
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                830,000
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.8%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. G20045103                 13G                    Page 3 of 8 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Farley Capital L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 143,950
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 143,950
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 143,950
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               0.8%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. G20045103                 13G                    Page 4 of 8 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Stephen L. Farley
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 973,950
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 973,950
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 973,950
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                5.6%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. G20045103                 13G                    Page 5 of 8 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Central European Media Enterprises Ltd. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at Clarendon House, Church Street, Hamilton HM CX, Bermuda.


Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Labrador Partners L.P., a Delaware limited partnership ("Labrador"), (PN) with respect to the shares of Class A Common Stock (defined in Item 2(d) below) beneficially owned by it;
         (ii) Farley Capital L.P., a Delaware limited partnership ("Farley Capital"), (PN) with respect to the shares of Class A Common Stock held in discretionary accounts managed by it; and
        (iii) Stephen L. Farley ("Mr. Farley"), (IN) with respect to the shares of Class A Common Stock beneficially owned by each of Labrador and Farley Capital.

              The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 655 Third Avenue, Suite 2520, New York, New York 10017.

Item 2(c).     Citizenship:

     Labrador and Farley Capital are limited partnerships organized under the laws of the State of Delaware. Mr. Farley is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Class A Common Stock, $0.01 par value (the "Class A Common Stock")

Item 2(e).  CUSIP Number:

     G20045103




CUSIP No. G20045103                 13G                    Page 6 of 8 Pages

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          Not applicable.


Item 4.   Ownership.

     The percentages used in this Item 4 are calculated based upon 17,226,098 shares of Class A Common Stock issued and outstanding as of May 8, 1998 as reported in the Company's Form 10-Q for the period ending March 31, 1998.

A. Labrador Partners L.P.
           (a)   Amount beneficially owned: 830,000
           (b)   Percent of class: 4.8%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 830,000
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 830,000

B. Farley Capital L.P.
           (a)   Amount beneficially owned: 143,950


CUSIP No. G20045103                 13G                    Page 7 of 8 Pages

           (b)   Percent of class: 0.8%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 143,950
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 143,950

C. Stephen L. Farley
           (a)   Amount beneficially owned: 973,950
           (b)   Percent of class: 5.6%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 973,950
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 973,950

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Mr. Farley, the managing general partner of Labrador and Farley Capital, has the power to direct the affairs of Labrador and Farley Capital, including decisions respecting the disposition of the proceeds from the sale of the Class A Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     See Item 2.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. G20045103                 13G                    Page 8 of 8 Pages

SIGNATURES
	After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 23, 1998

LABRADOR PARTNERS L.P.

By:	/s/ Stephen L. Farley
	Stephen L. Farley
	Managing General Partner


FARLEY CAPITAL L.P.

By:	/s/ Stephen L. Farley
	Stephen L. Farley
	Managing General Partner


STEPHEN L. FARLEY

/s/ Stephen L. Farley